SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

BANKUNITED FINANCIAL CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK
(Title of Class of Securities)

06652B103
(CUSIP Number)

Emanuel J. Adler, Esq. Blank Rome LLP 405 Lexington Avenue New York, NY 10174 212-885-5000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

April 8, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 06652B103

1	NAMES OF REPORTING PERSONS.

MOSES MARX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

		1,955,000
Number of	8	SHARED VOTING POWER
Shares
Beneficially		N/A
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		1,955,000
	10	SHARED DISPOSITIVE POWER

		N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,955,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.55%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 06652B103

1	NAMES OF REPORTING PERSONS.

MOMAR CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland
	7	SOLE VOTING POWER

		1,000,000
Number of	8	SHARED VOTING POWER
Shares
Beneficially		N/A
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		1,000,000
	10	SHARED DISPOSITIVE POWER

		N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.84%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 06652B103

1	NAMES OF REPORTING PERSONS.

UNITED EQUITIES COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
	7	SOLE VOTING POWER

		95,000
Number of	8	SHARED VOTING POWER
Shares
Beneficially		N/A
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting
Person With		95,000
	10	SHARED DISPOSITIVE POWER

		N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.27%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Item 1.	Security and Issuer.

This statement relates to shares of Class A Common Stock, $.01 par value per share, of BankUnited Financial corporation (the "Company"). The principal executive offices of the Company are located at 255 Alhambra Circle, Coral Gables, FL 33134.

Item 2.	Identity and Background

(a) Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Moses Marx, an individual, Momar Corporation, a Maryland corporation ("Momar"), and United Equities Company, LLC, a New York limited liability company (“United Equities”). Mr Marx, Momar and United Equities (collectively called the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

(b) - (c)

Moses Marx

Mr. Marx is principally employed as a private investor. Mr. Marx conducts his investment activities in his personal account and through entities he controls, including Momar and United Equities. The principal business address of each of Mr. Marx and such entities is 160 Broadway, New York, New York 10038.

Momar

Momar is a Maryland corporation which is a holding company for investments, principally in securities and real estate, made by Mr. Marx. The principal business address of Momar is located at 160 Broadway, New York, New York 10038. Pursuant to Instruction C to Schedule 13D, Moses Marx, the President of Momar, is the sole director and executive officer of Momar.

United Equities

United Equities is a New York limited liability company which is a private investment company. The principal business address of United Equities is located at 160 Broadway, New York, New York 10038. Pursuant to Instruction C to Schedule 13D, Moses Marx is the majority member and the sole manager of United Equities.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Marx is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The source and amount of the funds used by the Reporting Persons to purchase the shares of Class A Common Stock reported in Item 5(c) are as follows:

Reporting Person	Number of Shares	Amount of Funds	Source of Funds
Moses Marx	695,662	$3,006,553.13	Personal Funds
Momar Corporation	328,610	$1,345,319.70	Working Capital
United Equities Company, LLC	36,536	$228,871.50	Working Capital

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Class A Common Stock of the Company reported herein as being owned by each of them for investment purposes. The Reporting Persons noted that the Class A Common Stock of the Company was trading at approximately 20% of book value per share and, therefore, felt such stock was undervalued. The Reporting Persons further noted that there was a short position in the Class A Common Stock in excess of 50% of the public float of such shares. Moreover, for 58 consecutive days through the date hereof, the Class A Common Stock of the Company has been listed on the “threshold securities list” (the daily list of securities for which sellers failed to deliver 10,000 or more shares in the previous five trading days and in which such level of fails equals 0.5% or more of the outstanding shares of such class of securities).

Depending upon market conditions and other factors that each of the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional shares of Class A Common Stock of the Company in the open market or in private transactions, or may dispose of all or a portion of the shares of Class A Common Stock of the Company that each now owns or hereafter may acquire. Except as otherwise set forth herein, the Reporting Persons have no plans or proposals which relate to or could result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (b)

According to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2007, there were, as of January 31, 2008, 35,181,086 shares of Class A Common Stock of the Company issued and outstanding.

Moses Marx

Moses Marx beneficially owns 1,955,000 shares of Class A Common Stock, comprising 5.55% of the issued and outstanding shares of the Class A Common Stock, including (i) 860,000 shares (2.44%) owned directly by Mr. Marx; (ii) 1,000,000 shares (2.84%) owned of record by Momar, and (iii) 95,000 shares (0.27%) owned of record by United Equities, of which, with respect to the shares described in clause (ii) and (iii), Mr. Marx may be deemed to be a beneficial owner by virtue of his being the only person in a position to determine the investment and voting decisions of Momar and United Equities with respect to such shares.

Mr. Marx has the sole power to vote and dispose of all such shares.

Momar

Momar owns 1,000,000 shares of Class A Common Stock, comprising 2.84% of the issued and outstanding shares of the Class A Common Stock.

Momar has the sole power to vote and dispose of all such shares.

United Equities

United Equities owns 95,000 shares of Class A Common Stock, comprising 0.27% of the issued and outstanding shares of the Class A Common Stock.

United Equities has the sole power to vote and dispose of all such shares.

(c) (i) During the last 60 days, Mr. Marx has made the following purchases of shares of Class A Common Stock:

Date	Number of Shares Purchased	Price Per Share
02/28/2008	50,000	$4.98
02/28/2008	25,000	$4.96
02/29/2008	36,009	$4.88
02/29/2008	6,800	$4.9218
02/29/2008	18,200	$4.93
02/29/2008	25,000	$4.89
03/03/2008	13,991	$4.88
03/03/2008	25,000	$4.79
03/12/2008	845	$3.83
03/10/2008	74,165	$3.97
03/10/2008	75,000	$3.98
03/10/2008	66,949	$3.97
03/12/2008	8,041	$4.35
03/20/2008	10,547	$4.45
04/08/2008	71,313	$4.30
04/08/2008	1,788	$4.24
04/08/2008	2,800	$4.25
04/10/2008	18,630	$4.05
04/11/2008	75,000	$4.11
04/11/2008	25,000	$4.09
04/11/2008	25,000	$4.10
04/11/2008	100	$4.12
04/11/2008	233	$4.13
04/11/2008	14,551	$4.15
04/11/2008	700	$4.14
04/11/2008	25,000	$4.05

(c) (ii) During the last 60 days, Momar has made the following purchases of shares of Class A Common Stock:

Date	Number of Shares Purchased	Price Per Share
03/04/2008	19,030	$4.41
03/05/2008	9,580	$4.53
03/06/2008	75,000	$4.12
03/06/2008	75,000	$4.14
03/07/2008	75,000	$3.98
03/07/2008	75,000	$4.00

(c) (ii) During the last 60 days, United Equities has made the following purchases of shares of Class A Common Stock:

Date	Number of Shares Purchased	Price Per Share
02/22/2008	5,000	$5.10
02/22/2008	5,366	$5.25
03/03/2008	10,000	$4.77
03/04/2008	10,000	$4.50
03/05/2008	10,000	$4.25
03/07/2008	10,000	$4.00

Other than as set forth above, during the last 60 days, none of the Reporting Persons effected any transactions in the shares of Class A Common Stock.

Inasmuch as, as noted above, the Reporting Persons are aware that there is an unusually large short position in the shares, and that the shares have recently been consistently included in the threshold securities list, the Reporting Persons have been demanding to receive physical certificates representing the purchased shares and have been experiencing delays in receiving such securities.

(d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock owned by the Reporting Persons.

(e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Except as set forth above or elsewhere in this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

1. Agreement dated April 18, 2008 among the Reporting Persons relating to the filing of a joint statement pursuant to Rule 13d-1(k)(1).

SIGNATURE

After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2008

/s/ Moses Marx MOSES MARX

MOMAR CORP.

By:	/s/ Moses Marx
Moses Marx, President

UNITED EQUITIES COMPANY, LLC

By:	/s/ Moses Marx
Moses Marx, Manager

Exhibit Index

Exhibit No.	Description
1	Agreement dated April 18, 2008 among the Reporting Persons relating to filing of a joint acquisition statement pursuant to Rule 13d - 1(k)(1).